UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DUNKIN’ BRANDS GROUP, INC.

(Name of Subject Company)

DUNKIN’ BRANDS GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Ordinary Shares)

David Hoffmann

David Mann

130 Royall Street

Canton, Massachusetts 02021

(Address of registrant’s principal executive office)

(781) 737-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jane D. Goldstein

Craig E. Marcus

Sarah H. Young

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dunkin’ Brands Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Vale Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Inspire Brands, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $.001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $106.50 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9, as amended by Amendment No. 1, filed on November 18, 2020, and Amendment No. 2, filed on November 19, 2020, is hereby amended and supplemented by inserting after the end of the subsection entitled “Certain Litigation” the disclosure set forth below:

“On November 19, 2020, Norman Ivers, a purported shareholder of the Company, filed a lawsuit against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Ivers v. Dunkin’ Brands Group, Inc., et al., Case No. 1:20-cv-09738 (the “Ivers Complaint”). The Ivers Complaint alleges that the Company and the members of the Company Board violated Sections 14(d) and 14(e) of the Exchange Act, as well as Rule 14d-9, by failing to disclose certain allegedly material information in this Schedule 14D-9 in connection with the Transactions, which they allege rendered this Schedule 14D-9 false and misleading. The Ivers Complaint also alleges that members of the Company Board acted as controlling persons of the Company within the meaning of Section 20(a) of the Exchange Act and allegedly influenced and controlled the dissemination of the allegedly defective Schedule 14D-9 in violation of Section 20(a) of the Exchange Act. In addition, the Ivers Complaint alleges that the members of the Company Board each breached their fiduciary duty of candor/disclosure under state law. The Ivers Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of such Transactions if they have already been consummated and rescissory damages, an order directing the Company and Company Board to account to the plaintiff for all damages suffered as a result of the purported wrongdoing, and an award of plaintiff’s costs, including attorneys’ fees and experts’ fees and expenses.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Ivers Complaint, a copy of which is attached as Exhibit (a)(5)(Q) to this Schedule 14D-9 and is hereby incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(Q)	Complaint, dated November 19, 2020 (Ivers v. Dunkin’ Brands Group, Inc., et al.)*

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2020	DUNKIN’ BRANDS GROUP, INC.

	By:	/s/ David Hoffmann
	Name:	David Hoffmann
	Title:	Chief Executive Officer